BINGHAM MCCUTCHEN, LLP
Andrew M. Ray
Direct Phone:(202) 373-6585
Direct Fax: (202) 373-6001
andrew.ray@bingham.com
September 18, 2006
Mr. Adé K. Heyliger, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, NW
Washington, DC 20549-3628

Re:	Inter-Tel, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 1, 2006 Soliciting Material Filed Pursuant to Section 14a-12 Filed August 28, 2006 File No. 0-10211
Dear Mr. Heyliger:
Inter-Tel (Delaware), Inc. (the “Company”) today filed an amended preliminary proxy statement (the “Amended Proxy Statement”) in response to the comments which were provided by the Securities and Exchange Commission’s Staff (the “Staff”) to the Company by your letter dated September 14, 2006 (the “Comment Letter”). For convenience of reference, each numbered response below corresponds to the number of the corresponding comment on your Comment Letter. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Amended Proxy Statement.
Schedule 14A
1.       The Special Committee has not yet determined whether it will follow the Mihaylo Resolution if approved by the stockholders. The Special Committee will make that determination based upon a careful review of the results of the vote and the results of the ongoing strategic review that is described in the Amended Proxy Statement.
          The 30 day demand was not included in the Mihaylo Resolution, but was included in the August 21 Offer, and the Mihaylo Resolution urges a “prompt”

Mr. Adé K. Heyliger
September 18, 2006

sale. The Company therefore believes that it is appropriate to refer to it in the Amended Proxy Statement.
          We have revised the language in the third bullet point in response to your comment regarding “perceived value”. See p.2 of the Amended Proxy Statement.
2.       UBS has been retained by the Company to act as financial advisor and capital markets advisor to the Company in connection with the Company’s review of certain strategic alternatives. Pursuant to the engagement letter, UBS is paid a quarterly retainer fee. UBS is also entitled to a specified transaction fee if the Company is sold and a termination fee in the event that the Company enters into an agreement to consummate a sale transaction that fails to close, and as a consequence the Company is paid a “break up fee”, “expense reimbursement” or similar compensation. The engagement letter also provides for payment of a fee if UBS is asked to render a written “fairness opinion”. The term of the engagement letter runs through April 12, 2007. To date, UBS’s sole compensation for its services has been the payment of the quarterly retainer.
          The Special Committee does not have any limitations on its authority to review strategic options; however, any strategic transaction would be subject to the review and approval of the entire Board of Directors, including the Mihaylo Directors.
3.       The Holihan Lokey opinion was included because it is part of the historical background leading up to the Mihaylo Resolution, but the Mihaylo Resolution does not relate to any specific offer to acquire the Company, and therefore the Company determined not to include a summary of the analysis supporting Houlihan Lokey’s opinion.
Voting of Proxies, page 18
4.       The Company does not intend to use discretionary authority to adjourn the meeting for the purpose of soliciting additional votes.
Solicitation of Proxies, page 18
5.       The requested disclosure has been added. See p. 12 of the Amended Proxy Statement.
Appendix B
6.       The requested disclosure has been added. See p. 5 of the Amended Proxy Statement.

Mr. Adé K. Heyliger
September 18, 2006

          If you have any questions regarding the matters discussed above, please telephone me at (202) 373-6585 or, in my absence, David Robbins of this firm at (213) 680-6560.
Very truly yours,
Andrew M. Ray
Partner

September 18, 2006
Mr. Adé K. Heyliger, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, NW
Washington, DC 20549-3628

Re:	Inter-Tel, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 1, 2006
Soliciting Material Filed Pursuant to Section 14a-12
Filed August 28, 2006
File No. 0-10211
Dear Mr. Heyliger:
Inter-Tel (Delaware), Inc. (the “Company”) is providing this letter in response to your request set forth in your letter dated September 14, 2006, in which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the preliminary proxy statement filed by the Company with the Commission on September 1, 2006 (the “Filing”). The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing and the definitive proxy statement filed by the Company with the Commission today (together, the “Proxy Statements”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statements; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,
/s/ Norman Stout
Norman Stout
Chief Executive Officer